BB 3/4 *

SEC [redacted] OMMISSION
08026649

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SEC Mail Processing Section
FEB 28 2008
Washington, DC
108

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 48994 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Northland Securities, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**45 South 7th Street, Ste. 2500**
(No. and Street)

**Minneapolis** (City) **MN** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Randy Nitzsche** **612-851-5900**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
(Name - *if individual, state last, first, middle name*)

**222 South 9th Street, Suite 1700** (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
E MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

3/18

# OATH OR AFFIRMATION

I, Randy Nitzsche , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CEO

Title

Notary Public

STACY ANN LEWIS
Notary Public
Minnesota
My Comm. Expires Jan. 31, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NORTHLAND SECURITIES, INC.**

**FINANCIAL STATEMENTS**
**PURSUANT TO RULE 17a-5 OF THE**
**SECURITIES EXCHANGE ACT**

Years Ended December 31, 2007 and 2006

**Mayer Hoffman McCann P.C.**
**An Independent CPA Firm**

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors

**NORTHLAND SECURITIES, INC.**

We have audited the statements of financial condition of Northland Securities, Inc. as of December 31, 2007 and 2006 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2008

## NORTHLAND SECURITIES, INC.

## STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 874,343 | $ 1,741,699 |
| Clearing deposit | 250,000 | 250,000 |
| Securities inventory, at market | 10,805,596 | 7,603,793 |
| Accounts receivable | 981,234 | 556,987 |
| Property and equipment, at cost, less accumulated depreciation | 314,171 | 236,121 |
| Intangible assets, at cost, less accumulated amortization | 131,444 | 25,872 |
| Receivable from related parties | 1,182,032 | 919,555 |
| Other assets | 664,861 | 243,016 |
| TOTAL ASSETS | $ 15,203,681 | $ 11,577,043 |
| **LIABILITIES** | | |
| Accounts payable, trade | $ 229,293 | $ 130,523 |
| Payable to clearing organization | 2,217,515 | 1,427,357 |
| Accrued expenses | 2,565,943 | 2,299,605 |
| Securities sold, not yet purchased | 21,140 | 61,407 |
| TOTAL LIABILITIES | 5,033,891 | 3,918,892 |
| **STOCKHOLDER'S EQUITY** | | |
| CAPITAL CONTRIBUTED | | |
| Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares | 1,020 | 1,020 |
| Additional paid-in capital | 14,668,008 | 14,668,008 |
| TOTAL CAPITAL CONTRIBUTED | 14,669,028 | 14,669,028 |
| RETAINED EARNINGS (DEFICIT) | (4,499,238) | (7,010,877) |
| TOTAL STOCKHOLDER'S EQUITY | 10,169,790 | 7,658,151 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 15,203,681 | $ 11,577,043 |

See Notes to Financial Statements

## (1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

**Nature of business** - Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. (Networks) and Northland Directions, Inc. and Subsidiary (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, paying agent and asset management services to individuals, institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

**Financial instruments with off-balance sheet risk:**

**Off-balance-sheet credit and market risk** - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company began recording transactions on a trade date basis in 2007. Prior to 2007 the Company recorded transactions on a settlement date basis.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

( 1 ) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

**Financial instruments with off-balance sheet risk (continued):**

**Concentrations of credit risk -** As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

**Fair value considerations -** Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investment securities are valued using quoted market or dealer prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

**Significant accounting policies:**

**Cash and cash equivalents -** For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Receivables and credit policies -** Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Past due accounts receivable with invoice dates over 30 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2007, management considers all amounts collectible.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

**Significant accounting policies (continued):**

**Investment banking** - Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

**Security transactions** - Commission income and related expenses for security transactions are recognized on the trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

**Property and equipment** - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, any gain or loss is reflected in the results of operations.

**Intangible assets** – Customer based intangibles acquired are recorded at their estimated fair value and amortized over estimated lives of five years.

**Depreciation and amortization** - Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

| Assets | Useful Lives |
|---|---|
| Computer equipment | 5 years |
| Office furniture and fixtures | 3 to 7 years |
| Leasehold improvements | The lesser of the lease term or 7 years |

Depreciation expense was $115,000 and $114,000 for the years ended December 31, 2007 and 2006, respectively.

**Impairment of long-lived assets** - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recorded for the years ended December 31, 2007 or 2006.

(1) <u>Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies</u> **(Continued)**

**Significant accounting policies (continued):**

**Income taxes -** Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

**Use of estimates -** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Recently Issued Accounting Pronouncements:**

**SFAS 157 -** During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 157 in the fiscal year beginning January 1, 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

**FIN 48 -** During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company is required to adopt the provisions of FIN 48 in our fiscal year beginning January 1, 2008 and is currently evaluating the effects, if any, that FIN 48 may have on the financial statements.

## ( 2 ) Receivable from clearing organization

Amounts receivable from the Company's clearing organization consist of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Clearing deposits | $ 250,000 | $ 250,000 |

## ( 3 ) Securities inventory and securities sold, not yet purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2007 and 2006:

| December 31, 2007 | Securities Available For Sale | Securites Sold, Not Yet Purchased |
|---|---|---|
| Corporate equity securities | $ 1,769,000 | $ 21,000 |
| Government bonds | 1,522,000 | - |
| Municipal bonds | 7,088,000 | - |
| Corporate debt securities | 426,000 | - |
| Total | $ 10,805,000 | $ 21,000 |

| December 31, 2006 | Securities Available For Sale | Securites Sold, Not Yet Purchased |
|---|---|---|
| Corporate equity securities | $ 310,000 | $ - |
| Government bonds | 478,000 | - |
| Municipal bonds | 6,796,700 | 61,000 |
| Corporate debt securities | 19,000 | - |
| Total | $ 7,603,700 | $ 61,000 |

## ( 4 ) Property and equipment

The following is a summary of property and equipment:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Office and computer equipment | $ 679,000 | $ 532,000 |
| Furniture and fixtures | 121,000 | 84,000 |
| Leasehold improvements | 32,000 | 23,000 |
| | 832,000 | 639,000 |
| Less accumulated depreciation | 518,000 | 403,000 |
| Total property and equipment | $ 314,000 | $ 236,000 |

## ( 5 ) Income tax expense

The components of the provision for federal and state income taxes are as follows:

| | Years Ended December 31, 2007 | Years Ended December 31, 2006 |
|---|---|---|
| Current income taxes | | |
| Federal income taxes | $ 557,300 | $ 278,000 |
| State and local income taxes | 162,000 | 76,000 |
| Tax benefit of net operating loss carryforward | (719,300) | (354,000) |
| Total current income tax expense | - | - |
| Deferred income taxes | | |
| Net operating loss carryforward | 719,300 | 354,000 |
| Change in deferred tax valuation allowance | (1,172,825) | (635,000) |
| Total deferred income tax expense | (453,525) | (281,000) |
| Total income tax expense | $ (453,525) | $ (281,000) |
| Deferred tax asset | $ 1,789,000 | $ 2,696,000 |
| Valuation allowance | (1,789,000) | (2,696,000) |
| Net deferred tax asset | $ - | $ - |

The Company has a net operating loss carry-forward of $3,543,000 which starts to expire in 2019. The Company files a consolidated tax return with Holdings, Networks and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group.

## (6) Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through February 2015. The lease agreements provide for monthly rental payments ranging between $37,000 and $38,000, plus a proportionate share of the building's operating expenses. Rent expensed under this arrangement was $590,000 and $507,000 for the years ended December 31, 2007 and 2006, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through January, 2010. Aggregate payments under these leases amount to $51,000 per month. Rents expensed under these arrangements were $459,000 and $354,000 for the years ended December 31, 2007 and 2006, respectively.

Future minimum lease payments which must be made under non cancellable lease agreements are:

| Years Ending December 31, | | |
|---|---|---|
| 2008 | $ | 746,000 |
| 2009 | | 262,000 |
| 2010 | | 143,000 |
| 2011 | | 121,000 |
| 2012 and thereafter | | 373,000 |
| Total minimum lease payments | $ | 1,645,000 |

## (7) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

## ( 8 ) Related party transaction

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $167,000 and $129,000 from Networks, Trust and Directions in years ending December 31, 2007 and 2006 respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation costs as incurred.

The Company has the following receivables (payable) at year end:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Networks | $ 448,000 | $ 486,000 |
| Trust | 96,000 | 54,000 |
| Holdings | 598,000 | 356,000 |
| Directions | 40,000 | 24,000 |
| | $ 1,182,000 | $ 920,000 |

## ( 9 ) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $6,460,624 and $334,183, respectively. The Company's net capital ratio was .78 to 1.

## ( 10 ) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan upon completing one day of employment. The Company has not provided a matching contribution through 2007.

## ( 11 ) Cash flow disclosures

The following is a summary of supplemental cash flow information:

| | Years Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cash received: interest | $ 650,398 | $ 393,289 |
| Cash paid: interest | $ 279,422 | $ 102,000 |
| Taxes paid | $ - | $ 35,000 |

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

**NORTHLAND SECURITIES, INC.**

We have audited the financial statements of Northland Securities, Inc. for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Those standards require that we consider Northland Securities, Inc.'s internal control over financial reporting and compliance as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Northland Securities, Inc.
Page 2

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Northland Securities, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Northland Securities, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2008

END